UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 16, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On June 16, 2017, the Board of Directors of YayYo, Inc. (the “Company”) accepted and approved the resignation of Mark Young as a member of the Company’s Board of Directors and the concurrent formation and appointment of Mr. Young as chairman of the Company’s Board of Advisors.

Concurrently, the Board of Directors adopted a Purpose Statement for the Board of Advisors. The purpose of the Board of Advisors shall be to assist the Company in the development and implementation of its long-term strategy and goals and to propose and facilitate business development, strategic, and technical objectives of the Company based on the Company’s long-term strategies, as established by the Board of Directors from time to time.

Members of the Board of Advisors will provide guidance to the Company’s management and Board of Directors about technology, finance, and marketplace needs to assist the Company with its business and strategy. The Advisory Board will recommend to the Company’s Board of Directors strategic alliance, technical, customer, and marketing initiatives related to the Company’s multiple proposed and possible business lines and marketing strategies. The Advisory Board will advise on technical and business matters and also serve as an independent voice for the Board of Directors’ and management’s strategic initiatives.

The Board of Advisors shall consist of individuals selected by the Board of Directors with recognized expertise in transportation, marketing, advertising, finance, media, the Internet, and other complementary fields. The Board of Advisors shall hold meetings from time to time, and members of the Board of Advisors shall be available at reasonable times to consult with members of the Board of Directors and management by telephone.

Members of the Board of Advisors shall be eligible to receive compensation from the Company as authorized by the Board of Directors from time to time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Ramy El-Batrawi
Chief Executive Officer
Date:	June 16, 2017